Two Harbors Investment Corp.

601 Carlson Parkway, Suite 330

Minnetonka, MN 55305

VIA EDGAR

November 4, 2009

U.S. Securities and Exchange Commission

100 F Street N.E., Mailstop 3010

Washington, D.C. 20549

Attention: Ms. Yolanda Crittendon

Re:	Two Harbors Investment Corp.

Form 8-K, Item 4.01

Filed on October 30, 2009

File No. 001-34506

Dear Ms. Crittendon:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter November 2, 2009 (the “November 2 Letter”), regarding the disclosure contained in Item 4.01 of the Current Report on Form 8-K filed by Two Harbors Investment Corp. (the “Company”) with the Commission on October 30, 2009 (the “Form 8-K”).

The Company has set forth below its responses to the Staff’s comments and has filed today Amendment No. 1 to the Form 8-K (the “Form 8-K/A”) via EDGAR. The responses to the Staff’s comments are set out in the order in which the comments were set out in the November 2 Letter and are numbered accordingly.

In connection with the Company’s response, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K, Item 4.01

1. We note that as a result of the merger Marcum LLP was effectively dismissed as the company’s principal accountant. Please revise your disclosure to indicate whether the decision to change auditors was recommended or approved by your board of directors.

The Company has revised the Item 4.01 disclosure in the Form 8-K/A in response to this comment. Please refer to Exhibit A hereto for a marked copy of such disclosure.

2. Please revise your disclosure to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K:

The Company has revised the Item 4.01 disclosure in the Form 8-K/A in response to this comment. Please refer to Exhibit A hereto for a marked copy of such disclosure.

3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

The Company has filed the requested letter from Marcum LLP as an exhibit to the Form 8-K/A.

The Company supplementally advises the Staff that it has caused its wholly-owned subsidiary, Capitol Acquisition Corp., a Delaware corporation (“Capitol”), which is currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a Current Report on Form 8-K (File No. 001-33769) via EDGAR today. Capitol’s Form 8-K incorporates by reference the revised disclosure contained in the Form 8-K/A. The Company intends to cause Capitol to file by November 9, 2009 a Form 15 to deregister Capitol’s securities under the Exchange Act and to suspend Capitol’s obligations to file reports with the Commission.

Please feel free to call me ((612) 238-3345) if you have any questions.

Sincerely,

/s/ Timothy O’Brien
Timothy O’Brien
Vice President, General Counsel and Secretary

cc:	Jay L. Bernstein, Esq.
Clifford Chance US LLP

Exhibit A – Revised Item 4.01 Disclosure

Item 4.01	Changes in Registrant’s Certifying Accountant.

On October 30, 2009, the audit committee of the Board of Directors of the Company engaged Ernst & Young LLP as the principal accountant for Capitol. As a result of the Merger, Capitol became a wholly-owned subsidiary of the Company, for which Ernst & Young LLP serves as the principal accountant, and consequently Marcum LLP formerly known as Marcum & Kliegman LLP (“Marcum”) was effectively dismissed. Neither the Company’s nor Capitol’s Boards of Directors recommended or approved such decision by the audit committee; however, the Company’s Board of Directors has delegated to the audit committee, which is comprised of all of the Company’s independent directors, the authority to engage independent certified public accountants. Marcum ~~LLP’s~~ report in respect of the audited financial statements of Capitol as of December 31, 2008 and 2007, and for the year ended December 31, 2008 and for the periods June 26, 2007 (inception) through December 31, 2007 and 2008 included an explanatory paragraph relating to substantial doubt about the ability of Capitol to continue as a going concern as described in Note 1 to such financial statements. ~~The Company is not aware of any of disagreements or events described in Item 304(a)(1)(iv) or (v) of Regulation S K with respect to Marcum LLP.~~ During Capitol’s two most recent fiscal years and the subsequent interim periods prior to October 30, 2009, neither the Company nor Capitol had any disagreements with Marcum on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.